

*For Immediate Release*

For more information:
Rex S. Schuette
Chief Financial Officer
(706) 781-2265
Rex_Schuette@ucbi.com

## UNITED COMMUNITY BANKS, INC. REPORTS
## 13% GAIN IN DILUTED EARNINGS PER SHARE
## FOR FIRST QUARTER 2005

**HIGHLIGHTS:**
- *Record First Quarter Earnings*
    - *Diluted Earnings Per Share of 34 Cents – Up 13%*
    - *Net Income of $13.4 Million – Up 23%*
    - *Return on Tangible Equity of 19.86%*
- *Strong Loan Demand and Rise in Net Interest Margin Provided Foundation for Performance*

BLAIRSVILLE, GA, April 19, 2005 – United Community Banks, Inc. (Nasdaq: UCBI), Georgia's third largest bank holding company, today announced record first quarter 2005 results that included a 23% rise in net income, a 13% gain in diluted earnings per share and a 24% increase in total revenue from the first quarter of 2004.

For the quarter, net income rose to $13.4 million from $10.9 million a year earlier. Diluted earnings per share of $.34 increased $.04 from $.30 a year ago. Total revenue, on a taxable equivalent basis, was $56.1 million compared with $45.3 million for the first quarter of 2004. Return on tangible equity was 19.86% compared with 19.87% a year ago and return on assets was 1.06% compared with 1.08% a year ago.

"We began 2005 with a very solid first quarter financial performance," said Jimmy Tallent, United Community Banks' President and Chief Executive Officer. "During the quarter, we added $143 million in loans and $157 million in non-brokered deposits. The growth is on track with our performance goals of double-digit earnings per share growth and a return on tangible equity above 18%."

At March 31, 2005, total loans were $3.9 billion, up $730 million, or 23%, from a year ago and, up $445 million, or 14%, on a core basis when loans added by acquisitions are excluded. "Loan demand has remained consistent across all our markets, providing significant growth opportunities," Tallent said. "Organic loan growth, accomplished through disciplined step-by-step execution and accompanied by an uncompromising focus on sound credit quality, is essential to our balanced growth strategy. This strategy also includes focused expansion with the right people in existing and new markets through de novo offices and selective acquisitions.

Taxable equivalent net interest revenue of $48.3 million for the first quarter rose $10.5 million, or 28%, from the same period a year ago. Recent acquisitions added approximately $3.9 million to net interest revenue, resulting in a core growth rate of 17%. Taxable equivalent net interest margin for the first quarter was 4.05% as compared with 3.99% a year ago and 4.05% last quarter. "We have maintained our net interest margin near the 4% level for the past 10 quarters and expect it to remain at or slightly above that level through 2005," Tallent said. "Our balance sheet is slightly asset sensitive, allowing us to benefit modestly from a rising interest rate environment."

The first quarter provision for loan losses was $2.4 million, up $600,000 from a year earlier and up $400,000 from the fourth quarter of 2004. Net charge-offs to average loans were 12 basis points for the first quarter, compared with 8 basis points for the first quarter of 2004 and 13 basis points for the fourth quarter of 2004. At quarter-end, non-performing assets totaled $13.7 million compared with $7.3 million a year ago and $8.7 million at the end of 2004. Non-performing assets as a percentage of total assets were 26 basis points at quarter end, compared with 18 basis points at March 31, 2004 and 17 basis points at December 31, 2004. "Although nonperforming assets increased this quarter, the 26 basis points still compares very favorably with our peer banks and is well within our acceptable range of non-performing assets. At this low-level, we expect volatility from quarter to quarter, even while our credit quality remains sound, Tallent explained. "Our excellent credit quality continues to be one of the key drivers of our high performance and growth," Tallent said. "United's credit quality success remains tied to our bedrock strategy of securing loans with hard assets."

Fee revenue of $10.2 million was up $922,000, or 10%, from $9.3 million a year ago, primarily due to growth in service charges and fees on deposit accounts and higher consulting fees. "We increased fee revenue by growing deposits through our core deposit program while cross-selling other products and services and expanding our consulting service practices," Tallent noted. Service charges and fees on deposit accounts increased $591,000 to $5.6 million, primarily due to growth in transactions and new accounts resulting from the core deposit program. Consulting fees of $1.5 million were up $355,000, or 32%, due to developing new business practices for risk management and financial services as well as strong growth in our existing consulting services." "We remain sharply focused on growing core deposits and related fee revenue," Tallent added. "During the first quarter, we continued to promote our very successful 'Refer-a-Friend' core deposit program that rewards our many satisfied customers for referring their friends and family members to us. Our relentless focus on providing the highest level of customer service has generated customer satisfaction scores that continue to exceed 90% well above the industry average of 75%. Our high level of customer satisfaction not only helps us build our deposit base through customer referrals, but also allows us to maintain long-term relationships with existing customers. During the quarter, our core deposit program, along with other initiatives, added nearly 13,000 accounts and $100 million in balances.

Operating expenses were $34.8 million, up $6.6 million, or 23% from the first quarter of 2004. Nearly $2.8 million of this increase related to operating expenses of the three banks acquired in 2004 that were not included in last year's results. Salaries and employee benefit costs of $22.2 million increased $4.1 million, or 23%, with approximately $2.0 million of this increase resulting from acquisitions and de novo activities. The balance was due to an increase in staff to support business growth and merit increases. Communications and equipment expenses of $3.0 million increased $435,000, or 17%, due to the acquisitions and investments in technology equipment to support business growth and enhance operating efficiency. Advertising and marketing expense of $1.4 million rose $599,000, reflecting business growth and the higher program costs of our initiatives to raise core deposits. Occupancy expense of $2.7 million increased $386,000 reflecting the cost of operating additional banking offices added through our acquisitions. Professional fees of $1.0 million were up $201,000, approximately half of which was due to the acquisitions. The increase in all other operating expense categories was related to the recent acquisitions and business growth. "Our operating efficiency ratio was 59.47% for the quarter and within our long-term efficiency goal of 58% to 60%, based on our service-oriented community banking model," Tallent said.

"Looking forward, we believe United Community Banks is on target to achieve operating earnings per share growth during 2005 within our long-term goal of 12% to 15%," Tallent said. "We anticipate core loan growth will continue in the range of 10% to 14% and that our net interest margin will remain near the 4% level. Our outlook is based on a continued, stable economic environment in our markets combined with maintaining strong credit quality. We are well positioned for additional increases in short-term interest rates and should benefit modestly if, and when, they occur."

"We remain committed to excellent customer service, superior operating performance and solid credit quality as we continue to grow our franchise," Tallent added. "Pursuing a balanced-growth strategy focused on strong internal growth in existing markets, complemented by selective de novo offices and mergers in other attractive markets, will remain the foundation on which we continue to build superior performance and long-term shareholder value."

Conference Call

United Community Banks will hold a conference call on Tuesday, April 19, 2005 at 11:00 a.m. ET to discuss the contents of this news release, as well as business highlights for the quarter and the financial outlook for the remainder of the year. The telephone number for the conference call is (800) 798-2864 and the pass code is "UCBI". The conference call will also be available by web-cast within the Investor Relations section of the company's web site.

About United Community Banks, Inc.

Headquartered in Blairsville, United Community Banks is the third-largest bank holding company in Georgia. United Community Banks has assets of $5.3 billion and operates 23 community banks with 83 banking offices located throughout north Georgia, metro Atlanta, coastal Georgia, western North Carolina and east Tennessee. The company specializes in providing personalized community banking services to individuals and small to mid-size businesses in its markets. United Community Banks also offers the convenience of 24-hour access to its services through a network of ATMs, telephone and on-line banking. United Community Banks common stock is listed on the Nasdaq National Market under the symbol UCBI. Additional information may be found at the company's web site, *ucbi.com*.

Safe Harbor

This news release contains forward-looking statements, as defined by Federal Securities Laws, including statements about financial outlook and business environment. These statements are provided to assist in the understanding of future financial performance and such performance involves risks and uncertainties that may cause actual results to differ materially from those in such statements. Any such statements are based on current expectations and involve a number of risks and uncertainties. For a discussion of factors that may cause such forward-looking statements to differ materially from actual results, please refer to the section entitled "Forward Looking Statements" on page 4 of United Community Banks, Inc. annual report filed on Form 10-K with the Securities and Exchange Commission.

(Tables Follow)

**UNITED COMMUNITY BANKS, INC.**
**Selected Financial Information**
**For the Three Months Ended March 31, 2005**

| (in thousands, except per share data; taxable equivalent) | 2005 First Quarter | | 2004 Fourth Quarter | | Third Quarter | | Second Quarter | | First Quarter | | First Quarter 2005-2004 Change |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **INCOME SUMMARY** | | | | | | | | | | | |
| Interest revenue | $ | 73,649 | $ | 66,761 | $ | 61,358 | $ | 56,680 | $ | 54,587 | |
| Interest expense | | 25,367 | | 21,448 | | 19,142 | | 17,432 | | 16,772 | |
| Net interest revenue | | 48,282 | | 45,313 | | 42,216 | | 39,248 | | 37,815 | 28 % |
| Provision for loan losses | | 2,400 | | 2,000 | | 2,000 | | 1,800 | | 1,800 | |
| Fee revenue | | 10,200 | | 10,757 | | 9,857 | | 9,647 | | 9,278 | 10 |
| **Total revenue** | | 56,082 | | 54,070 | | 50,073 | | 47,095 | | 45,293 | 24 |
| Operating expenses [(1)] | | 34,779 | | 33,733 | | 31,296 | | 29,363 | | 28,176 | 23 |
| Income before taxes | | 21,303 | | 20,337 | | 18,777 | | 17,732 | | 17,117 | 24 |
| Income taxes | | 7,862 | | 7,427 | | 6,822 | | 6,379 | | 6,179 | |
| **Net operating income** | | 13,441 | | 12,910 | | 11,955 | | 11,353 | | 10,938 | 23 |
| Merger-related charges, net of tax | | - | | 261 | | - | | 304 | | - | |
| **Net income** | $ | 13,441 | $ | 12,649 | $ | 11,955 | $ | 11,049 | $ | 10,938 | 23 |
| **OPERATING PERFORMANCE** [(1)] | | | | | | | | | | | |
| Earnings per common share: | | | | | | | | | | | |
| Basic | $ | .35 | $ | .35 | $ | .33 | $ | .32 | $ | .31 | 13 |
| Diluted | | .34 | | .34 | | .32 | | .31 | | .30 | 13 |
| Return on tangible equity [(2)(3)(4)] | | 19.86 % | | 19.96 % | | 19.41 % | | 19.70 % | | 19.87 % | |
| Return on assets [(4)] | | 1.06 | | 1.07 | | 1.05 | | 1.07 | | 1.08 | |
| Efficiency ratio | | 59.47 | | 60.20 | | 60.11 | | 60.05 | | 59.83 | |
| Dividend payout ratio | | 20.00 | | 17.14 | | 18.18 | | 18.75 | | 19.35 | |
| **GAAP PERFORMANCE** | | | | | | | | | | | |
| Per common share: | | | | | | | | | | | |
| Basic earnings | $ | .35 | $ | .34 | $ | .33 | $ | .31 | $ | .31 | 13 |
| Diluted earnings | | .34 | | .33 | | .32 | | .30 | | .30 | 13 |
| Cash dividends declared | | .07 | | .06 | | .06 | | .06 | | .06 | 17 |
| Book value | | 10.42 | | 10.39 | | 9.58 | | 9.10 | | 8.80 | 18 |
| Tangible book value [(3)] | | 7.40 | | 7.34 | | 7.28 | | 6.77 | | 6.86 | 8 |
| Key performance ratios: | | | | | | | | | | | |
| Return on equity [(2)(4)] | | 13.68 % | | 14.15 % | | 14.20 % | | 14.40 % | | 14.87 % | |
| Return on assets [(4)] | | 1.06 | | 1.05 | | 1.05 | | 1.04 | | 1.08 | |
| Net interest margin [(4)] | | 4.05 | | 4.05 | | 3.99 | | 3.95 | | 3.99 | |
| Dividend payout ratio | | 20.00 | | 17.65 | | 18.18 | | 19.35 | | 19.35 | |
| Equity to assets | | 7.71 | | 7.54 | | 7.50 | | 7.30 | | 7.46 | |
| Tangible equity to assets [(3)] | | 5.58 | | 5.75 | | 5.76 | | 5.74 | | 5.88 | |
| **ASSET QUALITY** | | | | | | | | | | | |
| Allowance for loan losses | $ | 48,453 | $ | 47,196 | $ | 43,548 | $ | 42,558 | $ | 39,820 | |
| Non-performing assets | | 13,676 | | 8,725 | | 10,527 | | 8,812 | | 7,251 | |
| Net charge-offs | | 1,143 | | 1,183 | | 1,010 | | 789 | | 635 | |
| Allowance for loan losses to loans | | 1.25 % | | 1.26 % | | 1.27 % | | 1.27 % | | 1.27 % | |
| Non-performing assets to total assets | | .26 | | .17 | | .23 | | .19 | | .18 | |
| Net charge-offs to average loans [(3)] | | .12 | | .13 | | .12 | | .10 | | .08 | |
| **AVERAGE BALANCES** | | | | | | | | | | | |
| Loans | $ 3,797,479 | | $ 3,572,824 | | $ 3,384,281 | | $ 3,235,262 | | $ 3,095,875 | | 23 |
| Investment securities | | 946,194 | | 805,766 | | 762,994 | | 715,586 | | 652,867 | 45 |
| Earning assets | | 4,819,961 | | 4,456,403 | | 4,215,472 | | 3,991,797 | | 3,808,877 | 27 |
| Total assets | | 5,164,464 | | 4,781,018 | | 4,521,842 | | 4,274,442 | | 4,084,883 | 26 |
| Deposits | | 3,717,916 | | 3,500,842 | | 3,351,188 | | 3,178,776 | | 2,955,726 | 26 |
| Stockholders' equity | | 398,164 | | 360,668 | | 338,913 | | 311,942 | | 304,926 | 31 |
| Common shares outstanding: | | | | | | | | | | | |
| Basic | | 38,198 | | 37,056 | | 36,254 | | 35,633 | | 35,319 | |
| Diluted | | 39,388 | | 38,329 | | 37,432 | | 36,827 | | 36,482 | |
| **AT PERIOD END** | | | | | | | | | | | |
| Loans | $ 3,877,575 | | $ 3,734,905 | | $ 3,438,417 | | $ 3,338,309 | | $ 3,147,303 | | 23 |
| Investment securities | | 928,328 | | 879,978 | | 726,734 | | 739,667 | | 617,787 | 50 |
| Earning assets | | 4,907,743 | | 4,738,389 | | 4,280,643 | | 4,172,049 | | 3,851,968 | 27 |
| Total assets | | 5,265,771 | | 5,087,702 | | 4,592,655 | | 4,525,446 | | 4,118,188 | 28 |
| Deposits | | 3,780,521 | | 3,680,516 | | 3,341,525 | | 3,339,848 | | 3,074,193 | 23 |
| Stockholders' equity | | 398,886 | | 397,088 | | 347,795 | | 330,458 | | 311,247 | 28 |
| Common shares outstanding | | 38,249 | | 38,168 | | 36,255 | | 36,246 | | 35,331 | |

(1) Excludes pre-tax merger-related charges totaling $406,000 or $.01 per diluted common share and $464,000 or $.01 per diluted common share in the fourth and second quarters, respectively, of 2004.

(2) Net income available to common stockholders, which excludes preferred stock dividends, divided by average realized common equity which excludes accumulated other comprehensive income.

(3) Excludes effect of acquisition related intangibles and associated amortization.

(4) Annualized.

**UNITED COMMUNITY BANKS, INC.**
**Consolidated Statement of Income**
**For the Three Months Ended March 31,**

| | Three Months Ended March 31, | |
|---|---|---|
| (in thousands, except per share data) | 2005 | 2004 |
| **Interest revenue:** | | |
| Loans, including fees | $ 63,467 | $ 47,422 |
| Federal funds sold and deposits in banks | 259 | 111 |
| Investment securities: | | |
| Taxable | 9,014 | 6,069 |
| Tax exempt | 525 | 566 |
| Total interest revenue | 73,265 | 54,168 |
| **Interest expense:** | | |
| Deposits: | | |
| Demand | 3,527 | 1,794 |
| Savings | 168 | 83 |
| Time | 13,008 | 9,297 |
| Federal funds purchased | 871 | 271 |
| Other borrowings | 7,793 | 5,327 |
| Total interest expense | 25,367 | 16,772 |
| Net interest revenue | 47,898 | 37,396 |
| Provision for loan losses | 2,400 | 1,800 |
| Net interest revenue after provision for loan losses | 45,498 | 35,596 |
| **Fee revenue:** | | |
| Service charges and fees | 5,614 | 5,023 |
| Mortgage loan and other related fees | 1,483 | 1,280 |
| Consulting fees | 1,482 | 1,127 |
| Brokerage fees | 442 | 708 |
| Securities losses, net | - | (4) |
| Other | 1,179 | 1,144 |
| Total fee revenue | 10,200 | 9,278 |
| **Total revenue** | 55,698 | 44,874 |
| **Operating expenses:** | | |
| Salaries and employee benefits | 22,235 | 18,126 |
| Occupancy | 2,668 | 2,282 |
| Communications and equipment | 2,982 | 2,547 |
| Postage, printing and supplies | 1,351 | 1,142 |
| Professional fees | 1,038 | 837 |
| Advertising and public relations | 1,363 | 764 |
| Amortization of intangibles | 503 | 371 |
| Other | 2,639 | 2,107 |
| Total operating expenses | 34,779 | 28,176 |
| Income before income taxes | 20,919 | 16,698 |
| Income taxes | 7,478 | 5,760 |
| **Net income** | $ 13,441 | $ 10,938 |
| Net income available to common stockholders | $ 13,434 | $ 10,922 |
| Earnings per common share: | | |
| Basic | $ .35 | $ .31 |
| Diluted | .34 | .30 |
| Weighted average common shares outstanding (in thousands): | | |
| Basic | 38,198 | 35,319 |
| Diluted | 39,388 | 36,482 |

**UNITED COMMUNITY BANKS, INC.**
**Consolidated Balance Sheet**
**For the period ended**

| ($ in thousands) | March 31, 2005 | December 31, 2004 | March 31, 2004 |
|---|---|---|---|
| **ASSETS** | | | |
| Cash and due from banks | $ 98,502 | $ 99,742 | $ 81,723 |
| Interest-bearing deposits in banks | 21,677 | 35,098 | 39,587 |
| Cash and cash equivalents | 120,179 | 134,840 | 121,310 |
| Securities available for sale | 928,328 | 879,978 | 617,787 |
| Mortgage loans held for sale | 34,628 | 37,094 | 14,508 |
| Loans, net of unearned income | 3,877,575 | 3,734,905 | 3,147,303 |
| Less - allowance for loan losses | 48,453 | 47,196 | 39,820 |
| Loans, net | 3,829,122 | 3,687,709 | 3,107,483 |
| Premises and equipment, net | 105,188 | 103,679 | 89,625 |
| Accrued interest receivable | 30,519 | 27,923 | 22,410 |
| Intangible assets | 120,119 | 121,207 | 71,811 |
| Other assets | 97,688 | 95,272 | 73,254 |
| **Total assets** | $ 5,265,771 | $ 5,087,702 | $ 4,118,188 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | |
| Liabilities: | | | |
| Deposits: | | | |
| Demand | $ 541,690 | $ 532,879 | $ 425,697 |
| Interest-bearing demand | 1,120,284 | 1,055,192 | 863,975 |
| Savings | 177,051 | 171,898 | 148,260 |
| Time | 1,941,496 | 1,920,547 | 1,636,261 |
| Total deposits | 3,780,521 | 3,680,516 | 3,074,193 |
| Federal funds purchased and repurchase agreements | 153,112 | 130,921 | 128,475 |
| Federal Home Loan Bank advances | 785,382 | 737,947 | 470,271 |
| Other borrowings | 113,390 | 113,879 | 108,751 |
| Accrued expenses and other liabilities | 34,480 | 27,351 | 25,251 |
| **Total liabilities** | 4,866,885 | 4,690,614 | 3,806,941 |
| Stockholders' equity: | | | |
| Preferred stock, $1 par value; $10 stated value; 10,000,000 shares authorized; | | | |
| 44,800, 44,800 and 48,300 shares issued and outstanding | 448 | 448 | 483 |
| Common stock, $1 par value; 100,000,000 shares authorized; | | | |
| 38,407,874, 38,407,874 and 35,706,573 shares issued | 38,408 | 38,408 | 35,707 |
| Capital surplus | 154,535 | 155,076 | 95,532 |
| Retained earnings | 215,466 | 204,709 | 175,700 |
| Treasury stock; 158,467, 240,346 and 375,563 shares, at cost | (3,074) | (4,413) | (6,414) |
| Accumulated other comprehensive income | (6,897) | 2,860 | 10,239 |
| **Total stockholders' equity** | 398,886 | 397,088 | 311,247 |
| **Total liabilities and stockholders' equity** | $ 5,265,771 | $ 5,087,702 | $ 4,118,188 |